Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

July 26, 2013

Via Edgar & FedEx

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	NeuroMetrix, Inc.

Registration Statement on Form S-1

Filed April 25, 2013

File No. 333-188133

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 13, 2013 (the “Comment Letter”) from Russell Mancuso, Branch Chief, to Dr. Shai Gozani, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-1 of the Company, filed with the Commission on April 25, 2013. In conjunction with this letter, the Company is filing Amendment No. 1 to the registration statement (“Amendment No. 1” and, as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Registration Statement

1.	Please amend your filing to include all information other than that which can be omitted per Rule 430A. For example, we note the blanks currently on the prospectus cover, page 8 and throughout your document regarding the number of securities you are offering. Also note that information like what you currently omit on pages 27 and 29 must be disclosed based on a bona fide estimate of the public offering price; see section II.A.7 of Release 33-6714 (May 27, 1987).

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2013

Response: The Company acknowledges the Staff’s comment and respectfully submits that such information will be included in a pre-effective amendment to the Registration Statement.

Prospectus Cover Page

2.	Please revise the cover page to disclose the date that the offering will end.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the cover page of the Registration Statement to include disclosure relating to the offering end date.

The Offering, page 8

3.	We note your references to an assumed offering price. Because you do not appear to be eligible to conduct an “at-the-market” offering under Rule 415(a)(4), please confirm that you will offer and sell the securities at a price that will be fixed for the entire duration of the offering.

Response: In response to the Staff’s comment, the Company confirms that it will offer and sell the securities at a price that will be fixed for the entire duration of the offering.

Use of Proceeds, page 27

4.	Please disclose the amount of net proceeds that you currently intend to use for each purpose identified. You may also reserve the right to change the use of proceeds as indicated in instruction 7 to Regulation S-K Item 504. If you do not have a specific plan for a significant portion of the proceeds, please say so clearly and discuss the principal reasons for the offering.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 27 of the Registration Statement to provide the amount of net proceeds the Company currently intends to use for the purposes identified.

5.	Please quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell less than the maximum amount of securities that you are offering. Include a reasonable range of potential outcomes regarding the number of securities that you might sell; for example, if reasonable, you could disclose your use of proceeds assuming that you sell 25%, 50%, 75% and 100% of securities offered.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 27 of the Registration Statement to discuss the potential alternatives available to it for the allocation of proceeds of the offering assuming the Company does not sell 100% of the securities offered.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 26, 2013

Signatures

6.	The signature lines following the second paragraph of text required on a Form S-1 Signatures page should not include the word “By.” Please revise accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the signature page to the Registration Statement.

Exhibits

7.	Please file the exhibit required by Regulation S-K Item 601(b)(5).

Response: In response to the Staff’s comment, the Company advises the Staff that it will file the exhibit required by Regulation S-K Item 601(b)(5) in a pre-effective amendment to the Registration Statement.

* * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the Underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above responses and the related revisions to the Registration Statement will be acceptable to the Staff. Please do not hesitate to call the undersigned at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission

Tom Jones

NeuroMetrix, Inc.

Shai N. Gozani, M.D.

Thomas T. Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Garrett Winslow, Esq.